Mail Stop 4561

May 17, 2006

Dov Moran, President Chief Executive Officer
M-Systems Flash Disk Pioneers, Ltd.
7 Atir Yeda St.
Kfar Saba 44425
Israel

> **RE: M-Systems Flash Disk Pioneers, Ltd.**
> **Registration Statement on Form F-3/A**
> **File No. 333-129291**
> **Amended on May 5, 2006**

Dear Mr. Moran:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Please disclose the restatement of your financial statements for the fiscal year ended December 31, 2004, which you are incorporating by reference into this Form F-3. As necessary, include a discussion of how the restatement impacted your conclusions regarding the effectiveness of your disclosure controls and procedures and the existence of changes in your internal control over financial reporting.

Part II – Information Not Required in Prospectus

Undertakings

2. As appropriate, please provide the undertakings required by Items 512(a)(5) and (a)(6) as referenced by Item 10 of Form F-3.

Exhibit 5

3. Please file an updated legality opinion.

<u>Closing Comments</u>

   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3735.

       Sincerely,

       Barbara Jacobs
       Assistant Director

cc. Jeffrey Nadler, Esq.
   via facsimile: 212-310-8007